Exhibit 99.77C

2023 Annual Shareholder Meeting

The Fund’s 2023 annual meeting of shareholders (“Annual Meeting”) was held on April 20, 2023, for the following purposes:

1.	To elect three (3) Directors to the Board.

2.	To ratify the selection of Cohen & Company, Ltd as the independent registered public accountants of the Fund for the calendar year ending December 31, 2023.

The following directors were elected under Proposal 1: Jason W. Allen, Robert M. Bilkie, and Phillip J. Hanrahan.

Under Proposal 2, shareholders ratified the selection of Cohen & Company, Ltd as independent registered public accountants for the Fund’s year ending December 31, 2023.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Jason W. Allen	2,440,320	32,186
Robert M. Bilkie	2,441,611	30,894
Phillip J. Hanrahan	2,420,267	52,236

Proposal 2 –  Selection of Cohen & Company, Ltd

For	Against	Abstain	Withheld
2,460,160	7,853	4,492	0

Total shares issued and outstanding on record date: 3,967,836